

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Richard D. Fairbank
Chairman, Chief Executive Officer and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

      Re: **Capital One Financial Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-13300

Dear Mr. Fairbank:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Laura Crotty for

                Suzanne Hayes
                Assistant Director